UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 11, 2023

ALPHAVEST Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41574	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

420 Lexington Ave, Suite 2446

New York, NY 10170

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (203) 998-5540

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one right	ATMVU	The Nasdaq Stock Market LLC

Common stock, par value $0.0001 per share	ATMV	The Nasdaq Stock Market LLC

Rights, each right entitled the holder thereof to one-tenth of one share of common stock	ATMVR	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement

On August 11, 2023, AlphaVest Acquisition Corp, a Cayman Islands exempted company (prior to the Merger Effective Date (as defined below), “AlphaVest” and, at and after the Merger Effective Date, “PubCo”) entered into a business combination agreement (the “Business Combination Agreement”) with AV Merger Sub, a Cayman Islands exempted company and a direct wholly owned subsidiary of AlphaVest (“Merger Sub”), and Wanshun Technology Industrial Group Limited, a Cayman Islands exempted company (“Wanshun”). A copy of the Business Combination Agreement is attached hereto as Exhibit 2.1 and incorporated herein by reference. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The Mergers

Pursuant to the terms of the Business Combination Agreement, a business combination between AlphaVest and Wanshun will be effected through the merger of Merger Sub with and into Wanshun, with Wanshun surviving the merger as a wholly owned subsidiary of AlphaVest (the “Merger,” and together with the transactions contemplated by the Business Combination Agreement and the other agreements contemplated thereby, the “Transactions”). The board of directors of AlphaVest (the “Board”) has unanimously (i) approved and declared advisable the Business Combination Agreement and the Transactions and (ii) resolved to recommend the approval and adoption of the Business Combination Agreement and the Transactions to the shareholders of AlphaVest.

Merger Consideration – The Treatment of Securities

Company Ordinary Shares. On the Merger Effective Date, by virtue of the Merger and without any action on the part of Wanshun or any shareholders of Wanshun (“Wanshun Shareholders”), every issued and outstanding ordinary share of Wanshun (each, a “Company Ordinary Share”), other than Dissenting Company Shares (as defined in the Business Combination Agreement) and treasury shares owned by Wanshun, shall be exchanged into such number of ordinary shares of PubCo (“PubCo Ordinary Shares”) equal to $300,000,000 (less any amounts properly owned to holders of dissenting Company Ordinary Shares) divided by $10.00 and divided by the number of Company Ordinary Shares issued and outstanding as of immediately prior to the Merger Effective Date.

Company Treasury Shares. On the Merger Effective Date, by virtue of the Merger and without any action on the part of Wanshun or any Wanshun Shareholders, if there are any issued shares of Wanshun owned by Wanshun as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

Merger Sub Shares. On the Merger Effective Date, by virtue of the Merger and without any action on the part of Merger Sub or any shareholders of Merger Sub, all ordinary shares of Merger Sub issued and outstanding immediately prior to the Merger Effective Date shall be converted into an equal number of Company Ordinary Shares, as the surviving company after the Merger.

Earnout Shares. At the Closing (as defined in the Business Combination Agreement), 400,000,000 additional PubCo Ordinary Shares (the “Escrowed Earnout Shares”) will be issued to the Wanshun Shareholders and placed in an escrow account with Continental Stock Transfer & Trust Company (“Continental”), for the benefit of such Wanshun Shareholders, pursuant to an escrow agreement among PubCo, Continental and Mr. Zhou Zhengqing, as the representative of the Wanshun Shareholders. Each Wanshun Shareholder (other than dissenting Wanshun shareholders) shall be shown as the registered owner of its pro rata portion (the “Pro Rata Portion”) of the Escrowed Earnout Shares on the books and records of PubCo and shall be entitled to exercise voting rights and all share rights with respect to such Escrowed Earnout Shares. The Wanshun Shareholders shall each be entitled to receive their Po Rata Portion of the Escrowed Earnout Shares as follows: (a) in the event Wanshun’s revenue (reported on the top line of Wanshun’s profit and loss statement) (i) for the period from January 1, 2023 to September 30, 2023 reflected in Wanshun’s audited consolidated financial statements for the fiscal year ending September 30, 2023 and (ii) for the period from October 1, 2023 to December 31, 2023 reflected in Wanshun’s reviewed consolidated financial statements is, in the aggregate, equal to or greater than RMB 4,500,000,000 (the “Revenue Target”), the Escrowed Earnout Shares will be released from the Earnout Escrow Account to the Wanshun Shareholders on the later of January 31, 2024 and the Closing Date (as defined in the Business Combination Agreement) (the “Earnout Release Date”), and (b) if during the period from the date of the Business Combination Agreement until the earlier termination of the Business Combination Agreement or the Closing Date (the “Interim Period”), Wanshun obtains transaction financing in the aggregate amount of at least $215,000,000, in the form of firm written commitments from investors recognized and accepted by AlphaVest or in the form of no less than $107,500,000 good faith deposit made by investors for a private placement of equity, debt or other alternative financing to AlphaVest, each Wanshun Shareholder (other than holders of Dissenting Company Shares) shall be entitled to receive its Pro Rata Portion of the Earnout Shares on the Closing Date, regardless of whether the Revenue Target is achieved.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, good standing and qualification, (b) authorization to enter into the Business Combination Agreement and to consummate the Transactions, (c) capitalization, (d) subsidiaries, (e) governmental approvals, (f) non-contravention, (g) financial statements, (h) compliance with laws, (i) permits, (j) litigation, (k) material contracts, (l) intellectual property, (m) privacy and data security, (n) taxes, (o) title and real property, (p) employee and labor matters, (q) benefit plans, (r) transactions with related persons, (s) certain business practices, (t) Investment Company Act, (u) finders and brokers, (v) insurance, (w) information supplied, (x) Merger Sub activities, (y) intended tax treatment, (z) trust account, (aa) indebtedness, and (bb) charter provisions.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Merger and efforts to satisfy conditions to the consummation of the Merger. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for AlphaVest and Wanshun to take all reasonable and necessary actions to cause a registration statement on Form S-4 (the “Registration Statement”) to comply with the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). AlphaVest and Wanshun have also agreed to obtain all requisite approvals of their respective shareholders including, in the case of AlphaVest, (a) the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby, (b) the adoption of PubCo’s amended and restated memorandum and articles of association, (c) the adoption and approval of a new equity incentive plan for PubCo (the “PubCo Incentive Plan”), (d) the appointment of the members of the PubCo board, and (e) the issuance of the Earnout Shares, and (f) such other matters (if any) as Wanshun and AlphaVest mutually determine to be necessary or appropriate in order to effect the transactions contemplated by the Business Combination Agreement.

Transaction Financing

The Business Combination Agreement includes a covenant for Wanshun to use its reasonable best efforts to obtain transaction financing (the “Transaction Financing”), in the aggregate amount of at least $150,000,000, in the form of firm written commitments from investors acceptable to AlphaVest or in the form of good faith deposits made by investors for a private placement of equity, debt or other alternative financing to AlphaVest, on terms and conditions to be agreed by AlphaVest and the Wanshun.

PubCo Incentive Plan

AlphaVest has agreed to adopt, subject to shareholder approval, the PubCo Incentive Plan, to be effective as of the Closing and in a form mutually acceptable to AlphaVest and Wanshun. The Incentive Plan shall provide for an aggregate number of PubCo Ordinary Shares equal to 5% of the fully diluted outstanding ordinary shares of PubCo immediately after the Closing to be reserved for issuance pursuant to the PubCo Incentive Plan.

Non-Solicitation Restrictions; Exclusivity

Each of AlphaVest and Wanshun has agreed that from the date of the Business Combination Agreement to the Merger Effective Date or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, it will not solicit, initiate, continue, or engage in any discussion or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to any Person concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any other business combination (a “Business Combination Proposal”) other than among AlphaVest and Wanshun, and their respective shareholders and their respective Affiliates and Representatives (as such terms are defined in the Business Combination Agreement).

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) receipt of AlphaVest and Merger Sub shareholder approval and certain Wanshun shareholder approvals, (ii) the obtaining of all Consents (as defined in the Business Combination Agreement) required to be obtained from or made with any Governmental Authority (as defined in the Business Combination Agreement), (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (iv) AlphaVest having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (v) the approval for listing of PubCo’s ordinary shares on Nasdaq subject only to official notice of issuance thereof, (vi) solely with respect to AlphaVest, (A) each of the representations and warranties of Wanshun being true and correct to applicable standards and each of the covenants of Wanshun having been performed or complied with in all material respects, (B) AlphaVest’s receipt of officer’s certificates of Wanshun certifying that such representations and warranties are true and correct, such covenants have been performed and complied with, and that the Company Lock-Up Agreement (as defined in the Business Combination Agreement) is in full force and effect, and (C) the execution and delivery of certain ancillary agreements, (D) the satisfaction of certain People’s Republic of China-related compliance matters, and (E) the aggregate cash available to PubCo at the Closing from AlphaVest’s trust account and any Transaction Financing (after giving effect to redemptions and the payment of any transaction expenses) being at least $17,250,000, and (ix) solely with respect to Wanshun, (A) each of the representations and warranties of AlphaVest and Merger Sub being true and correct to applicable standards and each of the covenants of AlphaVest and Merger Sub having been performed or complied with in all material respects, (B) Wanshun’s receipt of officer’s certificates of AlphaVest and Merger Sub certifying such representations and warranties are true and correct and such covenants have been performed and complied with, and (C) the execution and delivery of certain ancillary agreements.

Termination

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned prior to the Closing as follows:

(i) by mutual written consent of AlphaVest and Wanshun;

(ii) by written notice by either AlphaVest or Wanshun if any of the conditions to the Closing have not bee satisfied or waived by December 22, 2023 (the “Outside Date”); provided, that the Outside Date may be extended upon mutual consent by AlphaVest and Wanshun;

(iii) by written notice by either AlphaVest or Wanshun if a Governmental Authority of competent jurisdiction shall have issued an Order (as defined in the Business Combination Agreement) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such Order or other action has become final and non-appealable;

(iv) by written notice by Wanshun to AlphaVest, if (A) there has been a breach by AlphaVest or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of AlphaVest or Merger Sub shall have become untrue or materially inaccurate, in any case, which would result in a failure of a Closing condition to be satisfied, and (B) the breach or inaccuracy is incapable of being cured or is not cured before the earlier of (1) end of the twentieth (20th) day after written notice of such breach or inaccuracy is provided to AlphaVest by Wanshun or (2) the Outside Date;

(v) by written notice by AlphaVest to Wanshun, if (A) there has been a breach by Wanshun of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement (except for Section 5.21(b) of the Business Combination Agreement), or if any representation or warranty of Wanshun shall have become untrue or inaccurate, in any case, which would result in a failure of a Closing condition to be satisfied, and (B) the breach or inaccuracy is incapable of being cured or is not cured before the earlier of (1) end of the twentieth (20th) day after written notice of such breach or inaccuracy is provided to Wanshun by AlphaVest or (2) the Outside Date;

(vi) by written notice by either AlphaVest or Wanshun to the other, if the Special Meeting (as defined in the Business Combination Agreement) is held (including any adjournment or postponement thereof) and has concluded, AlphaVest’s shareholders have duly voted, and the Required Purchaser Shareholder Approval (as defined in the Business Combination Agreement) was not obtained;

(vii) by written notice by either AlphaVest or Wanshun to the other, if Wanshun’s shareholder meeting is held (including any adjournment or postponement thereof) and has concluded, Wanshun’s shareholders have duly voted, and the Required Company Shareholder Approval (as defined in the Business Combination Agreement) was not obtained; or

(v) by written notice by Wanshun to AlphaVest, if AlphaVest’s board of directors has made a Change in Recommendation.

If the Business Combination Agreement is terminated pursuant to clauses (ii) or (v) above, then immediately following such termination, the Sponsor will be entitled to receive a termination fee of $12,075,000 from Wanshun.

The Business Combination Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about AlphaVest, Wanshun or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about AlphaVest, Wanshun or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that AlphaVest makes publicly available in reports, statements and other documents filed with the SEC. AlphaVest and Wanshun investors and securityholders are not third-party beneficiaries under the Business Combination Agreement.

Certain Related Agreements

Support Agreements. In connection with the execution of the Business Combination Agreement, AlphaVest Holding LP, a Delaware limited partnership (“Sponsor”) entered into a support agreement with Wanshun (the “Sponsor Support Agreement”) pursuant to which the Sponsor has agreed to vote all AlphaVest ordinary shares beneficially owned by it in favor of the Merger.

In addition, in connection with the execution of the Business Combination Agreement, certain shareholders of Wanshun entered into a support agreement (the “Wanshun Shareholder Support Agreement”) with AlphaVest and Wanshun pursuant to which such shareholders agreed to vote all shares of Wanshun beneficially owned by them in favor of the Merger.

Registration Rights Agreement. Prior to the Closing, AlphaVest, Wanshun and certain shareholders of Wanshun who will receive PubCo Ordinary Shares pursuant to the Business Combination Agreement, will enter into a registration rights agreement (“Registration Rights Agreement”).

Lock-up Agreement and Arrangements. Prior to the Closing, the Wanshun shareholders, will enter into a lock-up agreement (the “Wanshun Lock-up Agreement”) with Wanshun and AlphaVest. Under the terms of the Wanshun Lock-up Agreement, such Wanshun shareholders agree, subject to certain customary exceptions, not to:

(i) offer, sell, contract to sell, pledge, assign, lend, offer, donate, hypothecate or otherwise transfer or dispose of, directly or indirectly, any PubCo Ordinary Shares to be received by each Wanshun shareholder as consideration in the Merger, and further including any other securities held by each Wanshun shareholder immediately following the Merger which are convertible into, or exercisable, or exchangeable for, PubCo Ordinary Shares (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”);

(ii) enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Restricted Securities, whether any such transaction is to be settled by delivery of any such Restricted Securities, in cash or otherwise; or

(iii) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined in the Wanshun Lock-Up Agreement) with respect to any of the Restricted Securities.

Amended and Restated Charter. At or prior to the Closing, AlphaVest shall have amended and restated the memorandum and articles of association of AlphaVest (the “Amended and Restated Charter”).

The foregoing descriptions of the Business Combination Agreement, the Sponsor Support Agreement, the Wanshun Shareholder Support Agreement, the Registration Rights Agreement, the Wanshun Shareholder Lock-up Agreement, the Amended and Restated Charter and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Business Combination Agreement, the Sponsor Support Agreement, the Wanshun Shareholder Support Agreement, the Registration Rights Agreement, the Wanshun Shareholder Lock-up Agreement, and the Amended and Restated Charter, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, and 10.5, respectively, and the terms of which are incorporated by reference herein.

Important Information for Investors and Shareholders

This document relates to a proposed transaction between AlphaVest and Wanshun. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. AlphaVest intends to file a registration statement on Form S-4 with the SEC (the “S-4 Registration Statement”), which will include a document that serves as a prospectus and proxy statement of AlphaVest, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all AlphaVest shareholders. AlphaVest also will file other documents regarding the Merger and Transactions with the SEC. Before making any voting decision, investors and security holders of AlphaVest are urged to read carefully, and in its entirety, the S-4 Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Merger and Transactions, as they become available, because they will contain important information about the Business Combination Agreement, the Merger, and the Transactions. Investors and security holders will be able to obtain copies of the S-4 Registration Statement, proxy statement/prospectus and other documents filed, or that will be filed, with the SEC, and that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: AlphaVest Acquisition Corp, One 420 Lexington Ave, Suite 2446, New York, NY 10170, Attention: Yong (David) Yan, (203) 998-5540.

Participants in the Solicitation

AlphaVest and Wanshun, including their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from AlphaVest’s shareholders in connection with the Merger and Transactions. A list of the names of the directors and executive officers of AlphaVest and Wanshun, including information regarding their interests in the Merger and Transactions, will be contained in the S-4 Registration Statement and proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

AlphaVest and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AlphaVest’s shareholders in connection with the Merger and Transactions. A list of the names of the directors and executive officers of AlphaVest, and information regarding their interests in the AlphaVest, is contained in AlphaVest’s registration statement on Form S-1 (as amended to date), which was initially filed with the SEC on November 4, 2022, and is available free of charge at the SEC’S website at sec.gov, or by directing a request to AlphaVest Acquisition Corp, One 420 Lexington Ave, Suite 2446, New York, NY 10170, Attention: Yong (David) Yan, (203) 998-5540. Additional information regarding the interests of such participants will also be contained in the S-4 Registration Statement when available.

Forward-Looking Statements

All statements contained in this Current Report on Form 8-K other than statements of historical facts, contains certain statements that are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “may” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean a statement is not forward looking. Indications of, and guidance or outlook on, future earnings, dividends or financial position or performance are also forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Most of these factors are outside AlphaVest’s and Wanshun’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (ii) the outcome of any legal proceedings that may be instituted against AlphaVest and Wanshun following the announcement of the Business Combination Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed Transactions, including due to failure to obtain approval of the shareholders of AlphaVest, certain regulatory approvals, or the satisfaction of other conditions to closing in the Business Combination Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wanshun’s business and/or the ability of the parties to complete the proposed Transactions; (vi) the inability to maintain the listing of AlphaVest shares on the Nasdaq Stock Market following the proposed Transactions; (vii) the risk that the proposed Transactions disrupts current plans and operations as a result of the announcement and consummation of the proposed Transactions; (viii) the ability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, competition, the ability of Wanshun to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed Business Combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wanshun or AlphaVest may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in AlphaVest’s most recent filings with the SEC, including AlphaVest’s Prospectus, filed with the SEC on December 13, 2022 and AlphaVest’s annual report on Form 10-K filed with the SEC on March 31, 2023. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained herein. All subsequent written and oral forward-looking statements concerning AlphaVest or Wanshun, the transactions described herein or other matters attributable to AlphaVest, Wanshun or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of AlphaVest and Wanshun expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect to the Merger or Transactions. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description
2.1*	Business Combination Agreement dated as of August 11, 2023, by and among AlphaVest Acquisition Corp, AV Merger Sub, and Wanshun Technology Industrial Group Limited.

10.1	Sponsor Support Agreement dated as of August 11, 2023, by and among AlphaVest Acquisition Corpm Wanshun Technology Industrial Group Limited, AlphaVest Holding LP and the Insiders party thereto

10.2	Shareholder Support Agreement dated as of August 11, 2023, by and among AlphaVest Acquisition Corp, Wanshun Technology Industrial Group Limited and certain shareholders of Wanshun Technology Industrial Group Limited

10.3	Form of Registration Rights Agreement (included in Exhibit A-1 of Exhibit 2.1 hereto)

10.4	Form of Company Lock-up Agreement (included in Exhibit A-2 of Exhibit 2.1 hereto)

10.5	Form of Amended and Restated Charter (included in Exhibit B of Exhibit 2.1 hereto)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). AlphaVest agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AlphaVest Acquisition Corp

	By:	/s/ David Yan
	Name:	David Yan
	Title:	Chief Executive Officer

Date: August 17, 2023